Alston& Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
June 17, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	Steadfast Income REIT, Inc. Amendment No. 5 to the Registration Statement on Form S-11 File No. 333-160748
Dear Ms. Garnett:
     This letter sets forth the response of our client, Steadfast Income REIT, Inc. (the “Issuer”), to the verbal comment communicated by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below your comment followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”) via EDGAR, which reflects the response below. Amendment No. 5 also reflects the Issuer’s responses to the comments received by the Staff in its letter dated May 18, 2010, which were addressed in the Issuer’s correspondence dated May 25, 2010 (“May 25 Correspondence”).
     Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 5.
Prospectus Summary
Summary Risk Factors, page 5
1.	Comment: Include in the summary of risk factors the risk related to the fact that there is no minimum offering amount for the registrant’s public offering.

Ms. Karen Garnett
June 17, 2010

Response: The Issuer has included the risk related to the fact that the Issuer’s public offering does not have a minimum offering amount under the Summary Risk Factors at page 5 of Amendment No. 5.
     As set forth in the May 25 Correspondence, the Issuer has (1) added a new risk factor relating to the fact that there is no minimum offering amount for the initial public offering at page 16 of Amendment No. 5 and (2) revised the disclosure at page 99 of Amendment No. 5 to clarify that the properties owned by Steadfast Woodranch, LLC and Steadfast Heritage, LLC are the only properties that have experienced adverse business developments.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.
Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston
Enclosures

cc:	Mr. Gustav F. Bahn